FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of September, 2003

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

EXHIBIT INDEX

Exhibit No. 1  Holding(s) in Company dated 15 August 2003
Exhibit No. 2  Capital Reorganisation dated 18 August 2003

Exhibit No. 1

Hanson PLC

August 15, 2003

Holding in Company

Hanson PLC has received notification that following purchases of ordinary shares on August 13, 2003 Morley Fund Management Limited (a subsidiary of Aviva PLC) and Aviva PLC were interested in 22,253,884 and 22,461,386 ordinary shares in Hanson PLC, respectively, representing 3.02% and 3.05%, respectively, of the issued share capital of the Company.

Yours faithfully

Paul Tunnacliffe
Company Secretary

Exhibit No. 2

August 18, 2003

Hanson PLC

Proposed Capital Reorganisation

Hanson PLC announces that it is today posting a circular to its shareholders in connection with the proposals it announced on July 31, 2003. The proposals involve the creation of a new holding company, Hanson Building Materials PLC, which will then effect a reduction of its share capital to create distributable reserves.

The approval of these proposals will be sought by way of shareholder approval at an Extraordinary General Meeting and a Court Meeting (both of which will be held on 19 September 2003) and also the sanction of the High Court. It is expected that the proposals will be fully implemented by the end of October.

Application has been made to the UK Listing Authority for the listing of, and to the London Stock Exchange for the admission of, up to 750,000,000 ordinary shares of Hanson Building Materials PLC (subsequently to be re-named Hanson PLC).

Copies of the circular and listing particulars relating to Hanson Building Materials PLC have been submitted to the UK Listing Authority and will be available shortly for inspection at the UK Listing Authority's Document Viewing Facility situated at:

The Financial Services Authority,
25 The North Colonnade,
Canary Wharf,
London E14 5HS
(Tel: +44 (0)20 7676 1000)

and also on the Hanson website (www.hansonplc.com).

Inquiries:

Hanson PLC
Justin Read                                                                               Tel: +44 (0)20 7245 1245

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   September 1, 2003